COMMONWEALTH OF MASSACHUSETTS
DIVISION OF INSURANCE

PROPOSED REVISIONS TO COMMONWEALTH	DOCKET NO. C2004-02
AUTOMOBILE INSURERS RULES OF OPERATION

STATEMENT OF ATTORNEY GENERAL THOMAS F. REILLY

Presented by
Glenn Kaplan, Assistant Attorney General
Insurance Division

      My name is Glenn Kaplan. I am an Assistant Attorney General and Chief of the Insurance Division of the Office of the Attorney General. I am appearing on behalf of Attorney General Tom Reilly at this hearing to present his views on the proposed changes to CAR's rules of operations. The Attorney General represents consumers in matters before the Division of Insurance.

      Some two years ago, the Attorney General initiated the process of CAR reform by reporting the results of a detailed analysis of the residual market in Massachusetts. In a letter to the Commissioner, Attorney General Reilly noted, "We believe that the CAR Plan for providing access to insurance in the residual market does not comply with the CAR enabling statute, and must be changed to produce a fair and equitable market."

      During the five years 1996-2000, ERP loss ratios by company varied from 75% to 200%; the (weighted) average during this period was 104%. ERP losses as a percent of individual companies' total losses varied from 69% to 27%. For seven companies, ERP losses represented over 50% of their losses during this period. Of the 10 companies with the worst ERP loss ratios

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during this period (greater than 114%), two became insolvent, three were acquired by other insurers or departed from Massachusetts, one acquired a departing insurer's business, and one recently closed down its voluntary agencies in Massachusetts. Arbella, the second largest writer in Massachusetts, was downgraded by A.M. Best, which publicly blamed the downgrading on Arbella's CAR experience. Two others, State Farm, the largest writer nationally, and USAA, the seventh largest, have not actively marketed insurance in Massachusetts. When Attorney General Reilly wrote to the Commissioner in 2002, there were 22 companies writing private passenger automobile insurance in Massachusetts, a very small number by national standards. Today there are 19.

      The distribution of the low loss ERPs and high loss ERPs among the companies also varied widely. Some companies have a preponderance of high loss ERPs, and others a preponderance of low loss ERPs. During 2000, the percentage of companies' ERP losses from agencies with loss ratios lower than 80% varied from 0 to 69%, with 9 companies in the single digits and 12 companies over 30%. At the other end of the spectrum, the percent of company ERP losses from agencies with loss ratios over 160% varied from 0 to 91%, with 11 companies in single digits and 9 companies at 30% or higher. Seven companies derived less than 10% of their ERP losses from ERPs with loss ratios over 160% and more than 30% of their losses from ERPs with loss ratios under 80%; seven companies derived more than 30% of their ERP losses from ERPs with loss ratios over 160% and less than 10% of their losses from ERPs with loss ratios under 80%.

This current distribution of ERP losses has had a significant effect on companies' net income and surplus. A statistical test comparing actual ERP results with hypothetical results

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assuming a distribution of ERP losses proportional to the companies' voluntary market shares shows that some companies benefitted substantially from the inequitable distribution, while others were significantly disadvantaged. Because ERP exposures represent (on average) about a quarter of a company's exposures, and because the variation in voluntary loss ratios is relatively small, for many companies ERP losses are the single most important factor in profitability.

      The dislocations in the market caused by the ERP system have been expensive and disruptive for policyholders. When insurers leave the market, their policyholders must find new insurers, and all policyholders have fewer choices. Policyholders directly pay for insolvencies; the Trust and New England Fidelity insolvencies alone cost consumers over $50 million. As the number of ERPs has risen to nearly a third of agents writing a quarter of the insurance market in Massachusetts, more and more consumers have fewer and fewer choices. ERPs are assigned and reassigned arbitrarily; about one million policyholders obtain their insurance through ERPs and thus are compelled to receive their insurance from the company to which CAR assigns the ERP. When ERPs are re-assigned, consumers are forced to change companies.

      The rule changes submitted by CAR begin the process of residual market reform, and the Attorney General urges the Commissioner to implement these rules with the amendments and additions discussed below.

      The rule changes, which establish a transitional structure and phase in an assigned risk plan beginning in 2006, will help achieve a number of goals that are both necessary and desirable. First, they will help remove a significant entry barrier to the Massachusetts market, thus increasing the choices available to consumers. Assigned risk plans are the residual market mechanisms in 43 states, and these markets have worked smoothly.

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      Second, the assigned risk plan will reduce the number of ERPs by providing incentives for insurers to give voluntary contracts to ERPs, thus decreasing the size of the ERP residual market and increasing the voluntary market choices available to consumers. In other states, residual markets are small, generally less than 5% of the market, and the size of the residual markets tends to decrease over time. Since ERPs are mostly located in urban areas, the assigned risk plan will help provide urban policyholders with the same choices as policyholders in other areas. The credit mechanism in the assigned risk plan (referred to in the proposed CAR rules as the Subsidy Clearinghouse) neutralizes the subsidies set by the Commissioner, thus increasing companies' willingness to write business in subsidized urban areas, an improvement over the current CAR rules. An assigned risk plan with a subsidy clearing house provides the best residual market mechanism for ensuring that territories and classifications are equitably represented in the plan.

      Third, the assigned risk plan and the transitional rules will level the playing field among insurers, reducing the risk of insolvencies and market departures that consumers end up paying for by direct assessment on their rates.

      Finally, the assigned risk plan is by far the most effective market mechanism in dealing with fraud. Assigned risk plans leave the risk for exposures on the companies that insure them, thus providing proper incentives for the companies to prevent fraudulent claims. Fraud is an endemic problem that costs policyholders in Massachusetts hundreds of millions of dollars a year; providing proper incentives to eliminate fraud is both a statutory requirement and an important public policy.

The transitional and assigned risk plans will not alter one aspect of Massachusetts

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insurance--assigned risks will pay the same premiums as similarly situated risks in the voluntary market. The Commissioner sets a single average premium in Massachusetts, together with various class, territory, and driving experience factors, and these values are applied to both assigned and voluntary risks in exactly the same manner. The residual market statute in Massachusetts ensures that companies may not discriminate against assigned risks in the premiums they charge.

      While we believe the assigned risk plan and transitional structure contained in CAR's proposed rules are appropriate in broad outlines, the Commissioner should adopt a number of specific changes and additions to the proposed rules to ensure that there is no market disruption during the transition, to provide added protections to consumers, and to limit the size of the residual market as we change market structures.

      1.    During the transition period, there should be a moratorium on the cancellation of voluntary agents who, under current rules, are eligible to become ERPs. In addition, the rules should prohibit the deliberate steering of business currently written by voluntary agents to ERPs. The purposes of the provisions are to prevent market disruption that may arise when voluntary agents must find new markets for their policyholders, and to freeze the number of ERPs and ERP customers at or near the current level as we move from the ERP model to the assigned risk model, phasing out ERPs and permitting former ERPs to write for the assigned risk plan. The moratorium would also eliminate any incentive for insurers to simply drop additional voluntary agents in order to either artificially inflate the transitional ERP pool or to take unfair advantage of the ERP loss sharing mechanism set up for the transition period. The elimination of market disruption and a freeze on ERP business are important during the transition to ensure that the

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assigned risk plan achieves its statutory and policy goals.

      2.    During the transition period, similarly, high loss ratio ERPs should, to the extent possible, be designated for assignment to their current servicing carrier. This transitional rule has two purposes: first, it will minimize market disruption by minimizing the number of policyholders who will be transferred between companies; second, it will enable companies familiar with agents to continue to service those agents, which, in turn will enable these companies to more effectively adjust claims, fight fraud and deal with any policyholder issues that may arise. Again, reducing disruption during the transition will permit the assigned risk plan to achieve its goals.

      3.    The assigned risk plan should track statutory provisions concerning insurance underwriting. Insurers should be prohibited from assigning risks based on age, sex, race, occupation, marital status, and principal place of garaging. These restrictions will ensure that the assigned risk plan conforms to current Massachusetts law and that assignments to the plan are fair. It will be an improvement over the current system, which encourages companies to leave inner city and minority business in the hands of ERPs and which places large numbers of inner city drivers into the involuntary market.

      4.    The assigned risk plan should incorporate a "clean in three" provision, which prohibits assignment of risks with no at-fault accidents or moving violations in the prior three years and requires the removal of previously assigned risks with three clean years. This provision is contained in the Uniform Plan that is a model for assigned risk plans nationwide. It serves two purposes. First, it ensures that good drivers will not be placed in the residual market, thus providing an added incentive for drivers to drive safely. Second, it ensures that the residual

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market will remain small. Nearly three quarters of Massachusetts drivers are "clean in three," thus effectively placing a cap of about 30% on the residual market. It is expected that the residual market will be much smaller, since insurers will voluntarily write many drivers who are eligible for assignment.

      5.    Drivers placed in the assigned risk plan should pay no new fees. Consumers who leave the plan during mid-term should be exempt from any short-rate penalty both as a matter of consumer fairness and in order to encourage consumers to seek and obtain voluntary insurance. Consumers who are members of groups that receive group discounts on auto insurance will continue to receive those discounts as long as they are members of the groups and their insurers offer the discount. If those consumers are assigned, the company offering the discount will be responsible for paying the discount amount to the company servicing the risk. Including this provision in the plan ensures that consumers will be treated fairly and that they will continue to have access to group discounts if they choose to take advantage of them.

      6.    The rules contain a standardized finance charge plan. This plan, however, is different from the plan uses by most of the companies in the voluntary market and also different from the finance charge plan in the Uniform Plan. In order to ensure that assigned risks are treated fairly, the Commissioner should implement a finance plan that tracks the average voluntary market finance plan and conforms to the Uniform Plan.

      7.    A transition is necessary to eliminate any disruption that may occur through the immediate move to an assigned risk plan. The transition rules should make clear, however, that (1) the ERP structure terminates as of January 1, 2008 and that beginning in 2006, no new ERPs will be appointed (agents who otherwise qualify will be appointed agents of the plan), and (2) the

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transitional sharing and cession rules terminate as of December 31, 2007. This is an important clarification, as the transition to the assigned risk plan must take place in a definite and timely fashion in order to best meet the goals of reforming the residual market. In order to alter the current ERP distribution, while also obtaining the benefits of an assigned risk plan, and in order to make plain to both new entrants and existing companies that the process will proceed apace, the timetable must be clearly expressed in the new CAR rules.

      In addition, an important part of the transitional plan addresses ERPs with high loss ratios. These high loss ERPs should be identified through a fair procedure that takes into account the territorial subsidy provisions and adjusts loss ratios to remove the impact of territorial subsidies. The high loss ERPs are responsible for a disproportionate share of losses in Massachusetts, losses that all policyholders are required to fund in their premiums. It is important for the ERPs and servicing carriers to work together to reduce these losses, both through accident reduction and fraud fighting. To ensure that the CAR rules related to ERP loss reduction are both fair and effective, these rules, which have not yet been finalized, should be approved by the Commissioner before they are implemented. The Commissioner should also consider applying the rehabilitation plan rules to all ERPs, both to assist them in entering the voluntary market and to help lower aggregate losses, which would benefit all policyholders.

      We urge the Commissioner to adopt the proposed CAR rule changes, together with the amendments and additions in this testimony. These rules are good for consumers and insurers, and they are good for the Massachusetts insurance market.

In addition to this testimony, we are concurrently submitting additional written materials regarding CAR reform, including a copy of our June 2002 letter to the Commissioner, our recent

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market study known as the Wilson Report, and a statement by our actuary, Stacey Gotham. These materials provide further information relevant to the reform changes to the residual market.

Thank you.

July 22, 2004
Boston, Massachusetts

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